EXEMPTION REPORT

GMP Securities, LLC
Year Ended December 31, 2015
With Report of Independent Registered
Public Accounting Firm
(as required by SEC Rule 17a-5(d)(4))

GMP Securities, LLC

Exemption Report

GMP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

"Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, without exception.

GMP Securities, LLC

I, Ilan Lessick, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Financial Officer
February 29, 2016.